Exhibit (a)(5)

Contacts:

Brad W. Buss

CFO, EVP Finance & Administration

(408) 943-2754

Joseph L. McCarthy

VP Corporate Communications

(408) 943-2902

FOR IMMEDIATE RELEASE

Cypress Completes Simtek Tender Offer and Expects to Close Acquisition Promptly

SAN JOSE, Calif., September 15, 2008 – Cypress Semiconductor Corporation (NYSE: CY) today announced that it has completed its tender offer for all of the outstanding shares of common stock of Simtek Corporation (Nasdaq: SMTK). Cypress’s tender offer expired at 12:00 midnight, New York City time on Friday, September 12, 2008.

The depositary for the tender offer has advised Cypress that, as of the expiration of the tender offer, approximately 14,717,634 shares (including 384,814 shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the tender offer, representing approximately 83.91% of Simtek’s issued and outstanding shares. All validly tendered shares have been accepted for payment and payment will be made as promptly as practicable, in accordance with the terms of the tender offer. The validly tendered and not withdrawn shares (including shares that were tendered pursuant to guaranteed delivery procedures), together with the 674,082 Simtek shares that Cypress already holds, represent approximately 87.75% of Simtek’s issued and outstanding shares.

Cypress intends to complete the acquisition of Simtek through a short-form merger as soon as practicable. Cypress intends to exercise its option under the merger agreement to purchase newly issued Simtek shares in order to ensure ownership of at least 90% of the outstanding Simtek shares to complete the short-form merger. In the short-form merger, all outstanding Simtek shares not purchased by Cypress in the tender offer will be converted into the right to receive $2.60 per share, net to the seller in cash without interest thereon, less any required withholding taxes.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC® Programmable System-on-Chip™, USB controllers, general-purpose programmable clocks and memories. Cypress also offers wired and wireless connectivity solutions ranging from its WirelessUSB™ radio system-on-chip, to West Bridge™ and EZ-USB® FX2LP controllers that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets including consumer, computation, data communications, automotive, industrial, and solar power. Cypress trades on the NYSE under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Forward Looking Statements

Any statements made regarding the proposed transaction between Cypress and Simtek, and the expected structure or timetable for completing the transaction contained in this press release that are not purely historical fact are forward-looking statements, which involve a number of risks and uncertainties. These statements are based on Cypress’ current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include the risk that the conditions to the merger set forth in the merger agreement will not be satisfied. Cypress is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.